UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on social program focused on LPG

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Rio de Janeiro, December 8, 2021 – Petróleo Brasileiro SA – Petrobras, following up on the release from 09/29/2021 on the creation of a social program focused on liquefied petroleum gas (LPG), informs that it has approved the delivery of 300,000 grants to support the acquisition of cooking gas canisters by families in a situation of social vulnerability by December 2021. In this first phase, Petrobras will invest R$ 30 million, out of the total of R$ 300 million approved by the Board of Directors for application by the end of 2022.

For 2021, two lines of actions were approved, which will directly benefit around 300,000 families. In the first line of action, resources will be allocated to non-profit institutions that are partners with Petrobras in carrying out socio-environmental projects. These institutions operate in the vicinity of Petrobras' operations and will provide assistance, in the amount of R$ 100.00, to 90,000 socially vulnerable families living in these communities. These families, who were already receiving support from Petrobras through donations of food baskets and/or food cards over the past few months, will now also receive, until the end of the year, assistance to purchase a gas cylinder.

In the second line of action approved, the company will benefit 210 thousand families with assistance for the purchase of LPG cylinders. This action will be carried out through a partnership with Fundação Banco do Brasil and with other companies and institutions, such as Vibra Energia and Fundación Mapfre, in addition to Banco do Brasil and associated companies, such as BB Seguros, Banco do Brasil Distribuidora de Títulos and Securities (BB DTVM), BB Consórcios, Livelo, Cielo and others. Fundação Banco do Brasil is developing the project Brasileiros pelo Brasil, in which it acquires family farming products to assemble basic food baskets to be donated to the population of municipalities and communities with a low Human Development Index (HDI) across the country. Through the partnership with Petrobras, in addition to a food basket, the families will receive aid in the amount of R$ 100.00 for the purchase of an LPG cylinder by the end of the year.

In relation to the R$ 270 million that will be used throughout 2022, the model is still in the study phase.

This initiative reinforces Petrobras' social role and demonstrates its commitment to contributing more and more to society.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 08, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer